ASIA ENTERTAINMENT & RESOURCES LTD. ANNOUNCES 2012 ANNUAL CASH DIVIDEND

Hong Kong, China – April 4, 2013 – Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies that act as VIP room gaming promoters, previously announced that its Board of Directors had authorized a regular semi-annual dividend of $0.12 per outstanding ordinary share each year after the release of the Company’s financial results for the six months ending June 30, and, for each year after the release of the Company’s year-end financial results, an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income for the most recently completed fiscal year less the amount paid pursuant to the six month dividend, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend (the “Annual Dividend”).

The Company today announces that the 2012 Annual Dividend will be $0.1024 per ordinary share. The dividend will be distributed to shareholders of record as of April 16, 2013, and payable on April 26, 2013.

About Asia Entertainment & Resources Ltd.

Asia Entertainment & Resources Ltd. is a holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. AERL’s VIP room gaming promoters currently participate in the promotion of four major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the Star World Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

Contact:

James Preissler

646-450-8808

preissj@aerlf.com

William Schmitt, ICR

203-682-8294

william.schmitt@icrinc.com